Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business/Financial Editors:
           Northgate Reports Third Quarter 2008 Financial and Operating Results

           Record Quarterly Production Forecast for Q4-2008

           VANCOUVER, Nov. 4 /CNW/ - (All figures in US dollars except where noted)
- Northgate Minerals Corporation (TSX: NGX; NYSE ALTERNEXT US/AMEX: NXG) today reported the financial and operating results for the third quarter ended
September 30, 2008. The net loss for the quarter was $29,438,000 or $0.12 per diluted common share, which includes a charge of $16,912,000 to recognize an other than temporary decline in the value of the Corporation's auction rate securities investments and a mark-to-market hedging gain of $22,984,000 on the
Corporation's copper forward contracts.

           <<
                  2008 Third Quarter Highlights and Fourth Quarter Outlook

           -   Total gold production of 64,588 ounces at Northgate's three operating mines.

           -   Gold production in the fourth quarter of 2008 is projected to be
               130,000 ounces, which will make it the strongest production quarter in Northgate's history.

           -   Released positive exploration results at Young-Davidson, confirming the continuity of mineralization in the deposit and bringing the project closer to its total resource goal of 3 million ounces of gold.

           -   Announced delineation of an additional 140,000 ounces of gold reserves at Stawell, extending the current mine life by 1.5 years until the fourth quarter of 2011.

           -   Discovered significant extensions to three north striking areas of gold mineralization at the Fosterville Gold mine: the Osprey; Raptor;
               and, Harrier Base Fault zones, located in the Harrier Underground zone  within the current mining lease.

           -   Successfully completed pilot plant testing at Fosterville and approved $4.75 million to install a heated leach circuit, which will increase overall gold recovery to 90%. The new circuit will be operational by Q2-2009.

           -   Ratified a new three-year collective labour agreement with the employees at Stawell.
           >>

           Ken Stowe, President and CEO, stated, "Although production during the third quarter was lower than the previous two quarters, we are pleased to report that we have now set the stage for the highest quarterly gold production in Northgate's history. At Kemess, production was unusually low mainly due to remedial work on the west wall of the pit, which necessitated the processing of lower grade stockpiles. In addition, a 10-day stoppage occurred in August when a buried line feeding process water to the concentrator suddenly and unexpectedly collapsed. The remedial work in the pit was completed on schedule and Kemess is expected to process much higher grade ores for the next several months, which will result in by far the strongest production of the year. In Australia, we made excellent progress at both of our operating mines. At Stawell, initial expenditures on exploration yielded a quick payback in a 140,000-ounce increase in ore reserves. In addition, major investments in new haulage trucks and underground ventilation and cooling systems are largely complete and are expected to result in significant improvements in working conditions and productivity underground. Production in the quarter was lower than forecast due to lower than plan feed grades from underground; however, as at Kemess, production in the fourth quarter is expected to be by far the strongest of the year. At Fosterville, the accelerated underground development program has now started to bear fruit and for the first time, we have an adequate number of working areas available in the mine to meet our ramp-up plan. Equally as important was the successful testing of the on-line pilot plant, which demonstrated that we can increase gold recovery to approximately 90% by investing $4.75 million. On the exploration front, the positive drill results recently released at the Harrier
Underground zone confirm the highly prospective nature of the area around the
Fosterville mine. Finally, at Young-Davidson, exploration drilling confirmed the continuity of mineralization in the deposit and has brought the project closer to our total resource goal of 3 million ounces of gold."

           Executive Overview

           Financial Performance

           Northgate Minerals Corporation recorded consolidated revenue of
$99,267,000 in the third quarter of 2008, compared with consolidated revenue of $86,756,000 in the same period last year. The net loss for the quarter was
$29,438,000 or $0.12 per diluted common share, which includes a charge of
$16,912,000 to recognize an other than temporary decline in the value of the
Corporation's auction rate securities ("ARS") investments and a mark-to-market hedging gain of $22,984,000 on the Corporation's copper forward contracts. Net loss of $11,937,000 or $0.05 per diluted common share was recorded during the corresponding quarter of 2007. Revenue was also lower than expected as a result of unusual disruption events occurring at Kemess and low gold output from the Australian operations. Fourth quarter production is expected to increase to 130,000 ounces. Cash flow from operations after changes in working capital was $638,000 or $0.00 per diluted common share compared with
$29,445,000 or $0.12 per diluted common share during the third quarter of
2007. Per share data is based on the weighted average diluted number of shares outstanding of 255,467,109 in the third quarter of 2008 and 254,210,079 in the corresponding period of 2007. As of November 3, 2008, the Corporation had
255,601,854 issued and outstanding common shares and 5,792,700 outstanding stock options.

           Health, Safety and Environment

           Northgate continues to promote a strong culture of safety and is striving to ensure that the highest health and safety standards are maintained at its mine sites. While the Kemess mine recorded a total of three lost time incidents during the third quarter of 2008, other measures of safety continue to improve, and the mine is on track to record the fewest number of total safety incidents in a year since Northgate acquired the Kemess mine in 2000.
In Australia, in the third quarter, Stawell had zero lost time injuries while
Fosterville recorded one lost time injury. In addition, audits of the safety management systems at both sites were conducted during the quarter, which will provide a basis for future improvements. Young-Davidson had no lost time injuries in the quarter and continues to perform without any lost time injuries for the year.

           Human Resources

           On September 26, 2008, a new three-year collective agreement was ratified by the Employee Collective, comprised of the 155 production and maintenance employees at Stawell. This agreement replaces the previous three-year agreement that expired on September 26, 2008.

           Commodity Price and Exchange Rates

           The worldwide financial crisis has had, and will continue to have, a profound effect on mining companies with dramatic movements in prices and exchange rate resulting in severe market volatility. As a miner of gold, copper and silver in Canada and Australia, Northgate has seen the US dollar prices it receives for the metals it produces decline dramatically over the past few months, but has also seen a dramatic decline in its operating costs in US dollar terms over the same period. In Canada, the precipitous decline in the price of copper has reduced Northgate's estimates of future profitability of the Kemess South mine. However, the decline in the Australian currency has actually resulted in a higher Australian dollar gold price, which has significantly improved future profitability of the Stawell and Fosterville
Gold mines.

           Copper - After averaging over $3.30 per pound for the past two and a half years and hitting an all-time high of $4.07 per pound on July 3 of this year, the price of copper declined dramatically in the third quarter, ending at
$2.91 per pound. In October, the copper price fell further to under
$2.00 per pound as the financial crisis worsened. In isolation, this change has had a significant adverse impact on the copper mining industry. However, there has also been a dramatic decline of local currencies in major copper producing regions of the world such as Chile, Russia, Peru, Australia and
Canada, relative to the US dollar. The decline in local currencies ranging between 20% - 30% has reduced operating expenses in these jurisdictions in
US dollar terms, mitigating the impact of the falling copper price to a significant extent.
           This being said, there will be certain higher-cost copper mines in the
United States and other areas of the world that will be forced to close if the current price environment persists, which should reduce near-term copper supply. In addition to these expected closures of producing mines, most, if not all, expansion and greenfield copper projects have been delayed or cancelled as a result of credit market conditions and the falling copper price.
           While these developments on the supply side of the copper market are very supportive of prices in the medium and long term, the demand side of the market is clearly in doubt in light of a potential worldwide recession, which will weigh heavily on the near-term price for copper.

           Gold - The price of gold in US dollars has declined substantially as the worldwide financial crisis has worsened and commodity prices in general have plummeted. After having averaged $911 per ounce during the first six months of
2008, the price of gold dropped to $730 per ounce at the end of October. While the recent trend in the US dollar price of gold has been disappointing from a gold producer point of view and the volatility of the price has made planning exceptionally difficult, profit margins for non-US gold producers with operating costs primarily denominated in other currencies have remained relatively stable and, in some cases, have actually increased.

           Production Forecast

           In the fourth quarter of 2008, Northgate is projecting to produce approximately 130,000 ounces of gold and 18.5 million pounds of copper from its global mining operations at a net cash cost of $268 per ounce. The fourth quarter will be the strongest production quarter of the year due to the higher grade ore, which is scheduled for processing at Kemess South and Stawell and improving mill throughput and gold output at Fosterville, as a result of the improvements made at that operation since acquiring it in February.
           The annual budgeting exercise for the 2009 year is underway and the preliminary forecast for production in 2009 is 390,000 ounces of gold at a net cash cost of $395 per ounce. In addition, copper production from Kemess is forecast to be 54.0 million pounds. Northgate will provide final plan projections for next year's production in January 2009, along with estimates of planned exploration spending and capital expenditures for the year.

           <<
           Summarized Consolidated Results

           (Thousands of US dollars,
            except where noted)         Q3 2008     Q3 2007  YTD 2008(1)   YTD 2007
           -------------------------------------------------------------------------
           Operating Data

           Gold
             Production (ounces)         64,588      70,055   236,535(2)    204,164
             Sales (ounces)(3)           64,685      73,545     210,505     210,245
             Average spot price -
              London Bullion Market
              ($/ounce)                     870         681         897         666

           Copper
             Production
              (thousands pounds)          9,195      18,822      37,515      51,363
             Sales (thousands pounds)     8,633      18,916      38,089      52,948
             Average spot price -
              London Metal Exchange
              Cash ($/pound)               3.48        3.50        3.62        3.22
           -------------------------------------------------------------------------
           Financial Data

           Revenue                    $  99,267   $  86,756   $ 324,240   $ 241,947
           Net earnings                 (29,438)    (11,937)     (7,926)      6,116
           Earnings per share
             Basic                        (0.12)      (0.05)      (0.03)       0.02
             Diluted                      (0.12)      (0.05)      (0.03)       0.02

           Cash flow from operations        638      29,445      56,947      92,371
           Cash and cash equivalents     71,700     269,191      71,700     269,191

           Total assets               $ 609,589   $ 587,679   $ 609,589   $ 587,679
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Nine month financial data and gold sales (ounces) include the results of Northgate's Australian operations from February 19 to
               September 30, 2008. Other figures are for the nine month period ending September 30, 2008.
           (2) Nine month production for Fosterville excludes the change in gold-in-circuit inventory previously recorded in production for the first quarter.
           (3) Prior period comparatives reflect gold sales (ounces) for Kemess only.

           Results of Operation - Kemess South Mine

           (Thousands of US dollars,
            except where noted)         Q3 2008     Q3 2007    YTD 2008    YTD 2007
           -------------------------------------------------------------------------
           Operating Data

           Ore plus waste mined
            (tonnes)                  5,936,198  11,282,000  20,872,646  33,983,404
           Ore mined (tonnes)         2,597,905   4,799,000  10,040,210  13,854,785
           Stripping ratio
            (waste/ore)                    1.29        1.35        1.08        1.45
           Ore stockpile rehandle
            (tonnes)                  1,712,424     258,025   4,762,457   1,644,861

           Ore milled (tonnes)        3,958,406   4,786,712  12,753,244  13,666,645
           Ore milled per day
            (tonnes)                     43,026      52,029      46,557      49,684

           Gold
             Grade (g/t)                  0.368       0.642       0.453       0.680
             Recovery (%)                    60          71          66          69
             Production (ounces)         28,141      70,055     123,848     204,164
             Sales (ounces)              27,452      73,545     122,303     210,245

           Copper
             Grade (%)                    0.153       0.207       0.167       0.207
             Recovery (%)                    69          86          79          83
             Production
              (thousands pounds)          9,195      18,822      37,515      51,363
             Sales (thousands pounds)     8,633      18,916      38,089      52,948

           Net cash cost ($/ounce)          597        (233)        212         (59)
           -------------------------------------------------------------------------
           Financial Data

           Revenue                    $  43,212  $  117,357  $  259,538  $  320,910
           Cost of sales                 54,640      59,241     178,099     166,611
           Earnings (loss) from
            operations before income
            taxes                       (20,227)     35,234      57,888     106,192
           Cash flow from operations       (535)     50,526      91,366     108,693
           Capital expenditures           1,409       4,926       6,219      11,241
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           >>

           Operational Performance

           The Kemess South mine posted gold and copper production of 28,141 ounces and 9.2 million pounds, respectively, in the third quarter of 2008. Gold production was lower than forecast due to a combination of unusual events experienced early in the third quarter. The main incident was the collapse of a buried section of the process water line connecting the process water pond to the mill, which resulted in ten days of lost production while a by-pass line around the pond was installed. An insurance claim to recover costs related to the outage and costs of the repair has been submitted. The mine also experienced shorter, but still significant, unplanned production stoppages due to power outages from a lightning strike to the power line and a cracked pinion tooth on one of the two SAG mills.
           Both gold and copper grades and recoveries were lower than forecast as mill feed was sourced mainly from various low grade stockpiles, rather than the open pit, due to the continued remediation of the west wall where some localized sloughing occurred in the second and third quarters of the year. Now that the cleanup of the west wall is complete, high-grade ore from the west- end of the open pit is being treated at the mill, resulting in forecasted gold and copper production in the fourth quarter of 2008 of 74,000 ounces and 18.5 million pounds, respectively.
           During the third quarter of 2008, approximately 5.9 million tonnes of ore and waste were removed from the open pit compared to 11.3 million tonnes during the corresponding quarter of 2007. Total tonnes moved (mined tonnes plus stockpile ore rehandle) were 15% lower in the third quarter of 2008 than they were in the corresponding period last year due to resloping efforts in the western area of the open pit. Unit mining costs were Cdn$1.99 per tonne moved compared with Cdn$1.56 per tonne moved in the third quarter of 2007. The unit mining costs in the most recent quarter were higher than they were in the same period last year due to the lower volume of material moved, higher prices for diesel fuel and maintenance charges, which were only partially offset by lower drilling costs as a result of the completion of the north wall push back.
           Mill availability and mill throughput during the third quarter of 2008 were 77% and 43,026 tonnes per day (tpd), respectively, compared with 93%
availability and throughput of 52,029 tpd in the third quarter of 2007. While processing weathered stockpile hypogene ore and supergene/leachcap ore had a positive impact on mill throughput in the quarter, any gains were more than offset by the mill outages from the failed water pipeline and outages from the lightning strikes. The ore milled in the third quarter of 2008 had a grade of
0.368 grams per tonne (g/t) gold and 0.153% copper compared to a grade of
0.642 g/t gold and 0.207% copper realized in the third quarter of 2007. The lower grades reflect the higher quantity of stockpile material that was processed during the quarter.
           Gold and copper recoveries averaged 60% and 69%, respectively, compared with 71% and 86% in the third quarter of 2007. In the most recent quarter,
Kemess milled almost 2 million tonnes of very low grade stockpile hypogene ore, and supergene/leachcap ore, both of which have inherently lower metal recoveries than the hypogene ore that represented the bulk of the original
Kemess South resource.
           Metal concentrate inventory decreased by 1,500 wet tonnes (wt) in the third quarter of 2008 to approximately 2,100 wt, as road conditions were good and the availability of railcars remained steady.
           During the third quarter of 2008, the average unit cost of production per tonne milled was Cdn$12.88, including Cdn$2.48 for concentrate marketing costs, which consist of concentrate treatment and refining charges and transportation fees. The average unit cost in the same quarter in 2007 was
Cdn$12.31 per tonne milled, which included Cdn$3.68 for marketing costs. The increase in the unit cost of production is primarily due to the lower throughput in the current quarter, which was mitigated by the decline in 2008
Benchmark settlement terms for treatment and refining charges. Although total tonnes moved and mill throughput in the third quarter of 2008 were approximately 25% and 18% lower than they were in the same period last year, site operating costs remained constant at Cdn$41.4 million in both periods due to higher costs for consumables such as diesel fuel, mill steel, equipment maintenance and labour costs. The net cash cost of production in the third quarter of 2008 was $597 per ounce of gold compared to the negative
$233 per ounce cash cost reported in the third quarter of 2007. The higher net cash cost in the current quarter is due to the combined effects of lower gold and copper production.

           Financial Performance

           Revenue from the Kemess South mine in the third quarter of 2008 was
$43,212,000 compared with $117,357,000 in the corresponding period of 2007, excluding the effects of mark-to-market adjustments on Northgate's copper hedge book. Metal sales in the third quarter of 2008 consisted of
27,452 ounces of gold and 8.6 million pounds of copper, compared with
73,545 ounces of gold and 18.9 million pounds of copper in the same period last year. During the third quarter of 2008, the price of gold on the London
Bullion Market averaged $870 per ounce and the price of copper on the London
Metal Exchange (LME) averaged $3.48 per pound. Net realized prices for sales in the quarter were approximately $857 per ounce of gold and $2.04 per pound of copper. Since the Corporation's metal pricing quotational period is three months after the month of arrival (MAMA) for copper and one MAMA for gold at the smelting facility, the realized price calculation incorporates the actual settlement price for prior quarter sales, as well as the forward price profiles of both metals. The average market prices for gold and copper in the same quarter of 2007 were $681 per ounce and $3.50 per pound, respectively, while realized prices were $608 per ounce and $2.94 per pound. All of the
Corporation's gold and copper sales during the most recent quarter were sold at market prices compared to 2007, when a significant portion of the
Corporation's sales were hedged at lower than prevailing prices.
           The cost of sales in the third quarter of 2008, excluding depreciation and depletion, was $54,640,000, which has declined from the corresponding 2007 period cost of sales of $59,241,000. The cost of sales in the current quarter reflects the lower sales volume quarter over quarter, but also reflects the impact of increases in the cost of consumables such as diesel fuel, mill steel, equipment maintenance and labour costs.
           Depreciation and depletion expense in the third quarter was $9,108,000 compared to $8,050,000 during the corresponding period of 2007. The higher depreciation and depletion expense for the most recent quarter reflects the recognition of depreciation capitalized in ore stockpiles, as well as an increase in the amortization rate for 2008 as a result of capital expenditures in the prior year.
           Cash invested in capital expenditures during the third quarter of 2008 totalled $1,409,000 compared to $4,926,000 in the corresponding period of
2007. Capital expenditures in the most recent quarter were primarily devoted to the ongoing construction of the tailings dam and road infrastructure.
Capital investments in 2009 and 2010 will continue to decline as construction of the tailings dam draws to a close, but closure related capital expenses, which are credited against the outstanding closure liability shown on the
Corporation's balance sheet, will increase as the Kemess mine moves towards the end of its reserve life.

           <<
           Stawell Gold Mine

           (Thousands of US dollars,
            except where noted)         Q3 2008     Q3 2007  YTD 2008(1)   YTD 2007
           -------------------------------------------------------------------------
           Operating Data

           Ore mined (tonnes)           158,195     172,019     452,104     499,581
           Ore milled (tonnes)          177,381     181,971     514,981     551,169
           Ore milled per day
            (tonnes)                      1,928       1,978       1,879       2,019

           Gold
             Grade (g/t)                   4.18        4.56        5.00        5.19
             Recovery (%)                    88          88          87          89
             Production (ounces)         20,956      23,410      72,126      82,423
             Sales (ounces)              22,367         n/a      55,651         n/a

           Net cash cost ($/ounce)          668         n/a         623         n/a
           -------------------------------------------------------------------------
           Financial Data

           Revenue                    $  20,022         n/a   $  50,745         n/a
           Cost of sales                 14,121         n/a      35,026         n/a
           Loss from operations          (2,839)        n/a      (5,545)        n/a
           Cash flow from
            operations                    5,880         n/a      15,386         n/a
           Capital expenditures         11,588(2)       n/a     21,852(2)       n/a
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Nine month financial data and gold sales (ounces) include the results of Northgate's Australian operations from February 19 to
               September 30, 2008. Other figures are for the nine month period ending September 30, 2008.
           (2) Capital expenditures include mineral property, plant and equipment acquired through assumption of capital leases.
           >>

           Operational Performance

           The Stawell gold mine produced a total of 20,956 ounces of gold during the three months ended September 30, 2008. Production was 8,000 ounces lower than forecast and is attributable to negative grade variations and a revision in the mine plan. This revision in the mine plan has resulted in a higher fourth quarter gold production forecast of 33,000 ounces.
           The new fleet of three 60-tonne haulage trucks arrived on site during the quarter. These larger trucks will reduce unit hauling costs and enhance the profitability of the Stawell mine. Approximately 177,381 tonnes of ore at a grade of 4.18 g/t were milled in the third quarter of 2008. Gold recoveries in the mill were 88%, which were on target with plan and consistent with levels in the third quarter of 2007. Total operating costs during the period were
A$15,813,000 equating to an overall unit operating cost of A$89 per tonne of ore milled. Mining costs were A$61 per tonne of ore mined and milling costs were A$26 per tonne of ore milled.
           The net cash cost of gold for the third quarter was $668 per ounce, which was significantly higher than plan. The cash cost was negatively impacted primarily by lower than normal gold production, higher costs for consumables, and an unusually high amount of definition drilling to delineate future ore stopes. Cash cost per ounce of gold in the fourth quarter is expected to be much lower, as a result of higher forecasted gold production and the significant decline of the Australian dollar relative to the US dollar.
           Underground mine development continued in the Golden Gift (GG) production zones during the quarter and the development advance totalled
1,355 metres (m), which was consistent with plan.

           Financial Performance

           Stawell's revenue in the third quarter was $20,022,000 based on gold sales of 22,367 ounces. The cost of sales for this period was $14,121,000 and the loss from operations before income taxes recorded for the period was
$2,839,000. The mine generated $5,880,000 in cash flow from operations during the quarter.
           Total investment in capital expenditures at Stawell during the quarter was $11,588,000, which includes $5,779,000 for mine development and $4,395,000 for capital leases related to the new fleet of haulage trucks. Depreciation and depletion expense for the three month period ending September 30, 2008 was
$8,069,000.

           Mine-Life Extension

           In September 2008, after only five months of drilling at Stawell,
Northgate announced the delineation of an additional 140,000 ounces of gold reserves at a finding cost of approximately $20 per ounce, extending the current mine life by a further 18 months until the fourth quarter of 2011
(refer to press release dated September 8, 2008). Reserves were increased in all areas of the mine, through a combination of exploration drilling, resource definition drilling and grade control drilling.
           The most significant addition to the mineral reserves and resources originated from the GG6 zone, where 61,000 ounces of reserves and
24,000 ounces of inferred resources have thus far been delineated. Development towards GG6 is scheduled to begin in March 2009.
           A NI 43-101 compliant Technical Report, outlining in detail these reserve additions, was filed on SEDAR on October 22, 2008.

           Exploration Update

           Underground and surface-based exploration continued at Stawell, with over
4,400m drilled during the quarter. Exploration in the main GG6 reserve zone indicates that the zone remains open along strike to the north, where there is excellent potential to add additional high-grade resources. Results from exploration have also indicated that grades in the new GG6 reserve zone are
15% higher than the average reserve grade in other areas of the mine. Drill holes 5281 and 5282 below GG6 returned multiple intersections such as
24 g/t gold over 6.3m and 13.6 g/t gold over 3.5m. Follow up on these holes will take place in the first quarter of 2009 as mine development allows for adequate drill platforms.
           Exploration work with mixed results continued on the Magdala North target area close to existing mine workings. Surface follow-up on hole SD 622
(8.4 g/t gold over 9.4m) was delayed due to lack of drill rig availability.
The drill rig is now scheduled to arrive in the fourth quarter.

           <<
           Fosterville Gold Mine

           (Thousands of US dollars,
            except where noted)         Q3 2008     Q3 2007  YTD 2008(1)   YTD 2007
           -------------------------------------------------------------------------
           Operating Data

           Ore mined (tonnes)           116,747     205,394     344,360     644,301
           Ore milled (tonnes)          125,592     220,397     375,071     718,343
           Ore milled per day
            (tonnes)                      1,365       2,396       1,369       2,632

           Gold
             Grade (g/t)                   5.84        3.67        5.18        3.03
             Recovery (%)                    66          77          65          79
             Production (ounces)         15,491      19,981     40,561(2)    54,180
             Sales (ounces)              14,866         n/a      32,551         n/a

           Net cash cost ($/ounce)          940         n/a       1,086         n/a
           -------------------------------------------------------------------------
           Financial Data

           Revenue                    $  13,050         n/a   $  29,114         n/a
           Cost of sales                 14,959         n/a      35,962         n/a
           Loss from operations          (6,381)        n/a     (16,812)        n/a
           Cash used in operations       (2,464)        n/a      (9,025)        n/a
           Capital expenditures          8,132(3)       n/a      30,770(3)      n/a
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Nine month financial data and gold sales (ounces) include the results of Northgate's Australian operations from February 19 to
               September 30, 2008. Other figures are for the nine month period ending September 30, 2008.
           (2) Nine month production for Fosterville excludes the change in gold-in-circuit inventory previously recorded in production for the first quarter.
           (3) Capital expenditures include mineral property, plant and equipment acquired through assumption of capital leases.
           >>

           Operational Performance

           The Fosterville Gold mine produced 15,491 ounces of gold during the three months ended September 30, 2008, which was 4,500 ounces lower than plan, but an improvement from the first and second quarter production. Production at the mine was negatively impacted by slower than expected development rates, due to significant unplanned manpower turnover. In addition, recoveries in the mill were adversely impacted by the higher proportion of carbonaceous ore that was processed. Grades continued to improve and averaged 5.84 g/t gold during the third quarter, which was only slightly below forecast. The key initiatives to ensure the long-term success of the mine progressed during the quarter.
Development infrastructure was established in the Ellesmere zone, which will provide another mining front. Production is forecast to increase in the fourth quarter to 23,000 ounces of gold and development is progressing to facilitate this ramp up. Ore production commenced from the thicker, higher grade sections of the Phoenix orebody in the third quarter, which will continue in the fourth quarter and be combined with increased production from the Ellesmere zone.
           During the third quarter of 2008, 125,592 tonnes of ore at a grade of
5.84 g/t were milled. Gold recoveries in the milling circuit of 66% were significantly lower than the 77% achieved in the third quarter of 2007.
Recoveries were affected by the higher proportion of black shale ore that was processed during the quarter.
           Total operating costs for the third quarter were A$16,787,000, equating to an overall unit operating cost of A$130 per tonne of ore milled. Mining costs were A$84 per tonne of ore mined and milling costs were A$40 per tonne of ore milled. Unit costs during the quarter were higher than planned due to low ore production from the mine resulting from the lack of accessible mining areas. Mine development rates continued to improve during the third quarter of
2008 and an advance of 1,868m was recorded. By the fourth quarter of 2008, development in the mine will have progressed to the point where ore production will no longer be constrained and unit operating costs are expected to drop significantly due to higher ore production and cost reductions associated with the conversion to owner mining.
           Net cash cost for the third quarter was $940 per ounce of gold, which was negatively impacted by lower than forecast gold production and one-time charges related to the owner mining conversion and the gold recovery enhancement initiatives currently underway. In the fourth quarter of 2008, cash costs per ounce are expected to be significantly lower due to improvements to gold recoveries, higher gold production and the decline of the
Australian dollar relative to the US dollar.
           The gold recovery enhancement project progressed during the quarter with lab work, pilot plant work and some plant trial work. Carbon-in-leach (CIL)
pilot plant test work has confirmed that introducing a heated leach process to the CIL tails dramatically improves gold recovery. Pilot plant operation on the CIL tailings has demonstrated that an overall gold recovery of 90% at the
Fosterville mine is achievable. The construction of a full scale tailings leach plant at a cost of approximately $4.75 million has been approved and detailed engineering and design studies have already commenced. Commissioning of the new plant is scheduled for March 2009 and when fully operational, gold recoveries are expected to improve dramatically even for the black-shale ore that was processed in the third quarter.

           Financial Performance

           Fosterville's revenue for the three months ended September 30, 2008 was
$13,050,000 based on gold sales of 14,866 ounces. The cost of sales excluding depreciation and depletion for this period was $14,959,000 and the loss from operations was $6,381,000. The mine utilized $2,464,000 in cash from operations during the third quarter of 2008.
           Total investment in capital expenditures at Fosterville was $8,132,000, which includes $4,884,000 for mine development and $2,638,000 for capital leases related to the acquisition of plant and equipment. Depreciation and depletion expense for the three month period ending September 30, 2008 was
$2,929,000.

           Exploration Update

           The 2008 surface diamond drilling program at Fosterville was designed to test the characteristics and extend resources of the main Wirrawilla resource area. To date, 24 holes totalling 11,900m of diamond drilling have been completed in this program with 21 holes reaching the target depth and results returned for 14 holes. Two planned holes in the 2008 program have yet to be completed.
           Drilling into the northern portion of the existing Wirrawilla area has confirmed its structural complexity. The results from five drill holes were modest with only one hole, SPD490, returning a significant result
(greater than 20 gram-metre). This area requires close-spaced drilling to define the gold mineralization, which can be completed much more cost effectively from underground in the future, if a ramp decline is within the vicinity.
           Subsequent drilling into the southern portion of the project area was highly encouraging with the discovery of significant extensions to three mineralized zones within the Harrier Underground. The continuity of these zones, along with their broad widths and good grades, shifted exploration focus to this area, which can be cost effectively explored from surface. To date, results have been returned for nine holes, of which eight have significant assay results.
           The Harrier Underground zone is situated 1.7 kilometres south of the current Phoenix ore body (Figure 1) and is interpreted to be at a slightly higher stratigraphic level down plunge of the Harrier open-pit ore body, which was mined in 2007. The zone comprises of three distinct westerly dipping mineralized structures, from west to east: the Osprey; Raptor; and Harrier
Base Fault zones.
           The current depth extents of the mineralization for the Harrier
Underground zone are: Osprey - 310m to 560m depth; Raptor - 200m to 450m depth; and, Harrier Base - 460m to 620m depth.
           Recent drilling confirms that grades and widths of the Harrier
Underground zones are comparable to the majority of the Phoenix reserves. From a development perspective, the presence of the two zones, Osprey and Harrier
Base, which are separated by only 80 metres, will reduce the amount of development required to access each zone and thus reduce overall mining and development costs.
           Further scoping drilling is planned for early 2009 to test for extensions to mineralization in the Harrier Underground zone. This drilling will focus on extending the most significant zones of Osprey and Harrier Base down dip and along strike and Raptor down dip.

           To view Figure 1: Fosterville Mine Lease Long Projection (North-South) of
Harrier Underground Location (in relation to resources, underground development and mining), please click on the following link:
www.northgateminerals.com/Theme/Northgate/files/Releases/FGM_HUG_Fig1.jpg

           Project Update - Young-Davidson

           Engineering, procurement and permitting activities required to support the project progressed during the quarter. In early August, Northgate filed its NI 43-101 compliant Preliminary Assessment Report ("Preliminary
Assessment"), which outlines the basis for the development of a combined underground and open-pit mine producing an average of 158,000 ounces of gold per year at a cash cost of $405 per ounce over a 12 year mine-life. The initial capital cost of the mine is projected to be $306 million and can be brought into commercial production in 2011. The Preliminary Assessment was based on the underground mineral resources contained in a Technical Report filed on SEDAR on March 26, 2008, which included diamond drilling results up to December 20, 2007.
           The Preliminary Assessment identified areas of the project to be further optimized in order to enhance the rate of return of the project. During the third quarter, geotechnical holes were initiated to support feasibility level design for the pit wall angles and the mining method including the required mine design (i.e. backfill requirements). The decision was also made to start the Feasibility Study upon completion of the 2008 drilling program and mine engineering design optimization. Northgate now expects to complete the
Feasibility Study in the second quarter of 2009.
           Underground ramp development at Young-Davidson also continued during the third quarter with an additional 570m of linear advance. The ramp is currently at a vertical depth of 438m from surface and a total length of 3,858m.
Dewatering of the existing shaft continued during the quarter and has progressed to a depth of 535m.
           Year-to-date drilling as of September 30, 2008 totalled 34,400m, of which
8,500m were drilled in the third quarter. As part of the resource conversion drilling program, Northgate released positive assay results for 34 surface and
59 underground diamond drill holes, which confirmed that the four previously established resources zones (the Upper Boundary, Lower Boundary, Lucky and
Lower YD zones) form a near continuous gold system of overlapping lenses cut by numerous post mineral dykes. Underground definition drilling also confirmed the continuity and geometry of the upper portion of the Upper Boundary zone and a new area of mineralization was discovered adjacent to the historic
Young-Davidson workings. Based on these results, a significant increase to the measured and indicated resource base is anticipated and an updated resource estimate is scheduled for release in December 2008.
           In the fourth quarter, geotechnical drilling will be completed in support of the Feasibility Study design and exploration drilling will focus on targets that are not within the current resource area.

           Exploration Update - Boulevard Property

           Northgate and Rimfire Minerals Corporation, a junior mineral exploration company recently completed a seven hole 525m diamond drilling program at the
Boulevard property, located in the Yukon Territory. Northgate funded this program on the heels of a successful summer trenching program that yielded gold mineralization in two of three trenches, including 7.04 g/t gold over 6m and 6.43 g/t over 2m in a second trench. All drill samples have been recently submitted for assay and results are pending.

           -------------------------------------------------------------------------

           Corporate Administration

           As at September 30, 2008, 16,200 tonnes of copper forward contracts remained outstanding at an average price of $2.52 per pound, representing approximately 100% of Kemess South's copper production for the 12-month period ending June 2010. The change in fair value of the forward contracts during the quarter was a gain of $22,984,000. A related liability of $11,119,000 is included in other long-term liabilities. Northgate had no forward gold contracts outstanding at September 30, 2008.
           Corporate administration costs in the third quarter of 2008 were
$2,963,000 compared with $2,019,000 in the same quarter last year. This increase is due primarily to administrative expenditures in Australia of
$504,000. Canadian corporate expenditures of $2,459,000 were slightly higher than they were in the comparative quarter of 2007 due primarily to the timing of expenses.
           Exploration costs in the third quarter of 2008 were $10,247,000 compared to $10,773,000 in the corresponding quarter of 2007. In Canada, exploration costs of $7,833,000 were incurred primarily at the Young-Davidson property where the advanced underground exploration program continues. A total of
$2,414,000 was expensed in Australia during the third quarter with $1,526,000 incurred at Fosterville and $888,000 incurred at Stawell, as both sites continue to identify additional zones to extend mine life.
           Northgate granted a total of 125,000 options to employees in the third quarter of 2008, compared to nil in the corresponding quarter in 2007. At
September 30, 2008, there were 5,792,700 options outstanding, of which
3,011,400 were exercisable.
           The Corporation recognized an income tax recovery of $4,671,000 in the third quarter of 2008 compared to a recovery of $9,209,000 in the corresponding quarter of 2007. The recovery is related primarily to
Northgate's Canadian operations and reflects the loss noted in the quarter.
Cash paid during the period for income taxes was $682,000 while no cash taxes were paid in the corresponding quarter of 2007. Cash payments are related entirely to Northgate's Canadian operations and are required as the
Corporation is now cash taxable in Canada.

           -------------------------------------------------------------------------

           Liquidity and Capital Resources

           Working Capital: At September 30, 2008, Northgate had working capital of
$12,768,000 compared with working capital of $235,739,000 at December 31,
2007. The decrease in working capital was primarily the result of the acquisition of Perseverance Corporation Pty Ltd ("Perseverance"). Northgate
purchased all outstanding ordinary shares, warrants, options and convertible securities of Perseverance for cash. Cash and cash equivalents at
September 30, 2008 amounted to $71,700,000 compared with $266,045,000 at
December 31, 2007.
           The Corporation's investment management policy permits short-term excess cash to be invested in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers' acceptances and other highly rated short-term investment instruments, which are presented as cash and cash equivalents. In view of the current worldwide financial crisis, all cash and cash equivalents are currently being held in cash with chartered banks in Canada and major banks in Australia.
           During the quarter, Northgate generated cash flow from operations of
$638,000 compared to $29,445,000 for the corresponding quarter in 2007. Cash flow from operations was negatively impacted by low gold production at the
Kemess and Fosterville mines and the dramatic decline in copper prices. Based on the forecasted gold and copper prices and the foreign exchange rates at the date of this MD&A used in the current production forecasts, the Corporation believes that its working capital at September 30, 2008, together with future cash flow from operations, is more than sufficient to meet Northgate's normal operating requirements for the next year.
           On June 6, 2008, Northgate filed a short form universal base shelf prospectus (the "Prospectus") with the Securities Commissions in each of the provinces and territories of Canada and a corresponding registration statement was filed with the United States Securities and Exchange Commission. The
Prospectus will facilitate offerings of Northgate's debt securities, common shares, warrants, share purchase contracts and share purchase or equity units or any combination thereof up to an aggregate offering size of Cdn$250,000,000 over a 25-month period.

           Financial Instruments: Northgate has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

           Credit Risk - Credit risk is the risk of potential loss to the
Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Corporation is exposed to credit risk from its receivables and investment securities. This risk may also arise on the copper forward contracts to which the Corporation is a party.
           In general, the Corporation manages its credit exposure with respect to operational matters by transacting only with reputable, highly-rated counterparties. The Corporation monitors the financial condition of its customers and counterparties to contracts.
           Gold dore produced in Australia is sold exclusively to AGR Matthey, a reputable precious metal refiner that has been in business for many years. The
Corporation believes there are other buyers in the marketplace that would buy such production under approximately the same financial terms. Concentrate produced at Kemess is sold under a long-term contract to Xstrata Canada
Corporation ("Xstrata"), a wholly-owned subsidiary of the publicly traded international mining company, Xstrata plc. Kemess gold-copper concentrate is of a quality that is readily saleable to a number of smelters under current market conditions. In the event that Xstrata is unable to purchase the Kemess concentrate, it could be sold to other smelters once appropriate logistical arrangements were put in place.
           Northgate may also be exposed to credit risk on its copper forward contracts to the extent that the counterparty, Mitsui Bussan Commodities Ltd.
("Mitsui"), a reputable international commodities trading group, fails to meet its contractual obligations. Northgate has mitigated this risk by obtaining a parental guarantee from Mitsui's parent company, Mitsui and Co., Ltd. of
Japan. At September 30, 2008, there is no credit risk as the forward contracts have an unrealized loss, which has been recognized as a liability. However, the significant decline in the price of copper subsequent to quarter-end has resulted in an unrealized gain to Northgate.
           The Corporation limits its exposure to credit risk on investments by investing only in securities rated AAA by credit rating agencies such as S&P and Moody's. Management continuously monitors the fair value of its investments, including ARS (refer to ARS discussion below) to determine potential credit exposures. Any credit risk exposure on cash and cash equivalents is considered negligible as the Corporation places deposits only with major established banks in the countries in which it operates.
           The carrying amount of financial assets represents the maximum credit exposure. As at September 30, 2008, the Corporation's gross credit exposure is as follows:

           <<
           -------------------------------------------------------------------------
           Cash and cash equivalents                                      $  71,700
           Concentrate settlements and other receivables                      8,985
           Restricted cash (included in Other Assets)                        25,491
           Auction rate securities                                           46,799
           -------------------------------------------------------------------------
                                                                          $ 152,975
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           >>

           Liquidity Risk - Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages this risk such that it will have the ability to discharge its liabilities when due, both under normal and stressed conditions, without incurring significant losses or risking damage to the Corporation's reputation.
           The Corporation uses detailed cash forecasts to ensure cash is available to discharge its obligations when they come due. Cash needed for this purpose is invested in highly liquid investments.

           Market Risk - Market risk is the risk that changes in market prices, such as commodity prices, foreign exchange rates and interest rates, will affect the Corporation's income or the value of its financial instruments. Northgate manages this risk such that it controls this exposure within acceptable parameters while optimizing the return on risk.

           Commodity Price Risk - Northgate is exposed to commodity price risk through the price of gold and copper and also through various input prices such as fuel and electricity. The Board of Directors has established a Hedging
Committee, which assists management in the identification and analysis of price risks and potential strategies to mitigate these risks.
           The Corporation reviews major input prices on a regular basis and may enter into long-term contracts to mitigate the price volatility.
           The Corporation monitors the price of commodities continuously and considers the risk exposure to fluctuating prices. In managing that risk, the
Corporation is cognizant that investors generally seek exposure to the underlying commodities, particularly gold, through their investment.
           All of the Corporation's future gold production is unhedged and is fully exposed to future price movements.
           Gold and copper sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenue and the related receivables are based on forward prices for the expected date of final settlement. These financial assets are therefore exposed to movements in the commodity price.

           Foreign Exchange Rate Risk - The Corporation is exposed to foreign exchange risk on its financial assets and liabilities denominated in other than US dollars. The Corporation incurs a significant amount of its operating costs in Canadian and Australian dollars and movements in these currencies relative to the US dollar will have significant effect on future earnings.

           Interest Rate Risk - The Corporation is exposed to interest rate risk on its short-term loan and its capital leases. The short-term loan bears interest at LIBOR plus 100 basis points. The capital leases bear interest at a fixed rate.

           Capital Lease Financing: The Corporation continues to invest in plant and equipment at the Fosterville and Stawell gold mines. The conversion to owner mining at Fosterville has been completed; the required investment in mobile equipment fleet and other infrastructure of approximately $23,000,000 was partially financed by capital leases totaling $9,062,000. During the quarter,
Stawell also acquired assets by way of capital leases of $4,395,000 to finance its new fleet of 60-tonne haulage trucks. Total capital lease financing at
Fosterville and Stawell for the nine months ending September 30, 2008 was
$14,590,000.

           Investments: Northgate continues to maintain a portion of its investments in ARS. The par value of the ARS held by the Corporation is $72,600,000.
           Auction rate securities are typically bonds or preferred shares whose interest or dividend rate is reset periodically. They often have a long-term maturity, in the case of bonds, or in the case of preferred shares, no maturity. The interest or dividend rate on ARS is reset periodically
(typically at 7, 28, or 35-day intervals) to the rate produced in an auction that is governed by a set of auction procedures established by the issuer.
These securities had been marketed primarily by US financial institutions as highly liquid investments, which holders could easily convert to cash through re-sale at regularly scheduled auctions. Beginning in the summer of 2007 however, as sub-prime mortgage exposure and other credit concerns in the US financial markets broadened, the auctions at which these securities were to be remarketed began to fail. Several bond insurer institutions (monoline insurers) had their credit ratings downgraded, resulting in reduced credit ratings for the ARS which they insured, and the widening crisis in the global credit markets brought further public attention to the highly complex nature of these structured products. Increasing difficulty in selling these securities and worsening credit markets ultimately resulted in the failure of the entire ARS market in the first quarter of 2008. As of the date hereof, markets for these securities remain frozen and, in many cases, attempts to conduct auctions have been discontinued.
           All ARS currently held by the Corporation were purchased on its behalf by
Lehman Brothers Inc. ("Lehman"), acting in its capacity as broker agent of
Northgate using the discretion conferred on it. Based on the information provided by Lehman, Northgate believed that the securities conformed to
Northgate's internal investment management policy. While, for the reasons discussed above, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers have continued to make regular interest payments to the Corporation despite cessation of the auction process.
           Subsequent to the ARS investments of Northgate becoming illiquid, management of the Corporation managed to secure from Lehman a short-term loan collateralized by the securities held in the Corporation's investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the "Short-Term Loan"). The amount of funds available to borrow under the Short-Term Loan facility was to be an amount equal to 70%
of the value (according to Lehman, to be estimated monthly by Lehman) of the securities held in Northgate's investment account with Lehman. On December 7,
2007, Northgate drew down $48,716,000 from Lehman based on the market value of investments within Northgate's portfolio. As the estimated value of the collateral decreased, Lehman demanded payments from Northgate in order to maintain the requisite 70% collateral-to-principal ratio.
           In early 2008, further information was obtained by Northgate management regarding the manner in which Lehman and its employees had invested the
Corporation's funds, including through purchase of ARS, often in direct contravention of the Corporation's stated investment objectives, as well as
Lehman's contractual obligations and fiduciary duties to the Corporation.
Northgate management, together with the Corporation's Board of Directors, then considered initiating litigation against Lehman, and retained US legal counsel to advise in this regard. Northgate proceeded to initiate discussions with
Lehman regarding the basis for its potential claim, including in connection with Lehman's material misconduct in relation to the Corporation's investment account. Lehman initially expressed interest in discussing terms of settlement, so as to avoid litigation, and indicated that the Short-Term Loan would likely remain outstanding until a mutually-acceptable resolution was achieved. To date, no demand for repayment of the principal outstanding under the Short-Term Loan has been made.
           On July 3, 2008, Northgate filed a Statement of Claim (the "FINRA Claim")
with the Financial Industry Regulatory Authority ("FINRA") in New York, a
self-regulatory organization with jurisdiction over customer-broker disputes.
The FINRA Claim alleges that the mishandling of Northgate's investment account
(including the unauthorized purchase of ARS) by Lehman and several of its employees constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Among the relief sought by Northgate in the FINRA Claim is a ruling of FINRA relieving Northgate of its obligation to repay the Short-Term Loan as partial compensation for losses suffered as a result of the misconduct of
Lehman, effectively 'setting-off' the debt owing by the Corporation to Lehman against the damages claimed by Northgate from Lehman and its employees.
Northgate management believes, based upon its discussions with the
Corporation's US legal counsel, that an adjudicator of this dispute would give significant weight to this argument given Lehman's extensive misconduct in managing Northgate's investments.
           On September 15, 2008, Lehman Brothers Holdings Inc. ("Lehman Holdings"),
the parent corporation of Lehman, filed for Chapter 11 bankruptcy protection in the United States. On September 17, 2008, Barclays Capital ("Barclays")
announced plans to buy certain assets from Lehman Holdings and its subsidiaries pursuant to an Asset Purchase Agreement with Lehman Holdings,
Lehman and other Lehman affiliates (the "Barclays Purchase Agreement"). On
September 19, 2008, the New York Court administering the bankruptcy of Lehman
Holdings approved the Barclays Purchase Agreement, and ordered the liquidation of Lehman. As part of this liquidation, the majority of the customer brokerage accounts of Lehman, including that of Northgate, were transferred to Barclays.
           From a legal perspective, Northgate's FINRA Claim survives the bankruptcy of Lehman such that the Corporation now has a claim against a bankrupt estate.
The Corporation and its advisors are in the process of analyzing the merits of continuing the FINRA Claim given the (i) anticipated legal costs associated therewith; (ii) the possibility that the assets remaining in Lehman may not be able to fully satisfy any damage award in the event Northgate is successful in the FINRA Claim; and, (iii) the limited pro rata recovery it could potentially receive as one of a large number of unsecured creditors with a claim against a bankrupt entity. An informed assessment of the residual value of the bankrupt estate cannot be made until a later stage in the bankruptcy process. The
Corporation is also considering investigation of potential alternative sources of recovery, such as the insurance policies held by Lehman or its employees.
           Under the terms of the Barclays Purchase Agreement, Barclays
(a) identified contractual obligations of Lehman that it would assume as of the closing date of such purchase, September 22, 2008 (the "Closing Date"), and (b) is entitled, for a period of 60 days following the Closing Date, to identify (in its sole discretion) additional contracts for which it is willing to assume the rights and obligations of Lehman on a going-forward basis.
Barclays has confirmed its assumption of responsibility for Northgate's brokerage account, but has not provided a formal update regarding the status of either the securities held in Northgate's account or the Short-Term Loan.
As of September 30, 2008, the principal outstanding on the Short-Term Loan was
$43,620,000. As of the date hereof, Barclays has not identified to the
Corporation the Short-Term Loan as a contract that it will assume, although the Corporation recognizes that Barclays may exercise its right to assume such contract at any time prior to November 21, 2008. At this point it is difficult for Northgate management to make a complete assessment of the issues associated with potential collection efforts relating to the Short-Term Loan, but the Corporation is making efforts to collect information so as to conduct an appropriate analysis.
           Subsequent to Lehman's bankruptcy filing, several US regulatory authorities have commenced formal investigations relating to possible fraud and other criminal activity by, among others, Lehman and its executives and employees. Few details regarding the investigations have been released at this stage. The New York State Attorney General's Office has announced that it is reviewing actions of a number of executives in connection with ARS transactions.
           As a consequence of the Lehman bankruptcy, the Corporation no longer receives regular valuation reports from Lehman or Barclays on the ARS that it holds. In order to estimate the fair value of its ARS holdings at
September 30, 2008, the Corporation has retained the services of a professional valuation firm in the United States (the "Valuator") with expertise in the valuation of the type of ARS that the Corporation holds in its portfolio.
           The estimated fair value of the Corporation's ARS holdings at
September 30, 2008 was $46,799,000, which reflects a $15,188,000 decline from the June 30, 2008 estimated fair value of $61,987,000 (December 31, 2007 -
$69,397,000). In estimating the fair value of its ARS, the Valuator considered several variables, including the probability of future defaults, the potential impact of recent events in the global financial markets, the relative seniority of each ARS within the capital structure of the issuer, the credit circumstances of financial guarantors, and the value of investments and reserves held by the issuers. While the Corporation continues to earn interest on all its ARS investments, the estimated fair value of the ARS in Derivative
Product Companies (companies involved in the issuance of credit default swaps)
has fallen significantly below par value. Accordingly, the Corporation has recognized an other than temporary impairment on its investments in these securities of $16,912,000 into earnings for the three and nine months ended
September 30, 2008. The conclusion for an other than temporary impairment is based on a variety of factors, including the bankruptcy of Lehman Holdings and its affiliates, the very substantial decline in the estimated fair value of individual investments for an extended period of time, recent downgrades in credit ratings for many issuers and adverse market conditions, particularly in the credit markets, which negatively impacted individual securities.
           The Corporation concluded that the decline in estimated fair value for the remainder of its ARS investments (Regulation XXX Insurance companies) is temporary. In determining that the loss in value is temporary, management considered the fact that these ARS have a much lower probability of future default, continue to make interest payments, are insured by monoline insurance companies and continue to maintain a credit rating above investment grade.
Management also considered the senior rank of its holdings in the issuers'
capital structures and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these ARS investments will eventually return to par value.

           Short-Term Loan: The Short-Term Loan was originally obtained from Lehman, which also structured and marketed the Corporation's ARS investments (refer to previous discussion on Short-Term Loan in the Investments section). As of
September 30, 2008, the principal outstanding on the Short-Term Loan was
$43,620,000.

           Taxes: In March 2005, the Corporation received correspondence from the
Canada Revenue Agency ("CRA") indicating that the CRA's initial estimate of the Corporation's 95% royalty interest on the Kemess property (which had been converted to an equity interest in December 2000) was significantly lower than
Northgate's initial valuation. The Corporation filed its response with the CRA in June 2005. The CRA remained silent on the matter until July 2007.
           Since then, the Corporation commissioned an independent valuation, which supported Northgate's valuation and has continued to engage the CRA and the valuation section within Natural Resources Canada ("NRC") in discussions. In the third quarter of 2008, the Corporation received additional correspondence from NRC, which may lead to a formal notice of re-assessment from the CRA.
           The Corporation strongly believes, based on its internal review and its consultation with external independent advisors, that its valuation is accurate and correct and the Corporation remains firmly committed to contesting any determination of the CRA to the contrary. Given the uncertainty on this matter, any potential adjustment to the Corporation's income tax pools and any impact to current or future income taxes cannot be estimated.

           Acquisition of Perseverance: On February 18, 2008, Northgate completed its acquisition of Perseverance and a total of A$230,552,000 (US$210,516,000)
was paid to Perseverance securityholders. The financial results of
Perseverance have been included in the interim consolidated financial statements of the Corporation from February 19, 2008.
           In connection with the acquisition of Perseverance, the Corporation was required to pledge a cash amount of A$109,400,000 in the form of a stand-by letter of credit ("SBLC") in favour of a major Australian financial institution. A portion of the SBLC was released upon Northgate satisfying a portion of the debt obligations assumed by the Corporation in connection with the Perseverance acquisition. The funds remaining in the SBLC at December 31,
2007 were used to settle Perseverance's gold forward contracts for
A$49,317,000 ($45,550,000) and to pledge certain performance guarantees in
Australia for A$8,020,000 ($7,434,000). The SBLC was fully extinguished in the second quarter of 2008.

           -------------------------------------------------------------------------

           Non-GAAP Measures

           Adjusted Net Earnings

           The Corporation has prepared a calculation of adjusted net earnings which has removed certain non-cash adjustments from its Canadian generally accepted accounting principles (Canadian GAAP) calculation of net earnings as it believes this may be a useful indicator to investors. Adjusted net earnings may not be comparable to other similarly titled measures of other companies.

           <<
           (Expressed in thousands
            of US$, except share
            amounts)                 Q3 2008      Q3 2007     YTD 2008     YTD 2007
           -------------------------------------------------------------------------
           Net earnings          $   (29,438) $   (11,937) $    (7,926) $     6,116
           Adjustments
             Write-down of ARS        16,912            -       16,912            -
             Unrealized gain on
              derivatives related
              to the acquisition
              of Perseverance
              hedge book                   -            -       (9,836)           -
             Write-down of Kemess
              North, net of tax            -       18,551            -       18,551
             Fair value adjustment
              on copper forward
              contracts, net
              of tax                 (15,859)      11,388       10,721       35,811
           -------------------------------------------------------------------------
           Adjusted net earnings     (28,385)      18,002        9,871       60,478
           -------------------------------------------------------------------------
           Diluted common shares
            outstanding          255,467,109  254,210,079  255,157,746  255,329,229
           -------------------------------------------------------------------------
           Adjusted net earnings
            per diluted common
            share                $     (0.11) $      0.07  $      0.04  $      0.24
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           >>

           Cash Cost

           Northgate has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or as an alternative to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies.
           A reconciliation of net cash costs per ounce of production to amounts reported in the Statement of Operations is shown in the following table:

           <<
           Q3 2008
           (Expressed in thousands
            of US$, except per
            ounce amounts)            Kemess      Stawell  Fosterville     Combined
           -------------------------------------------------------------------------
           Gold production
            (ounces)                  28,141       20,956       15,491       64,588
           -------------------------------------------------------------------------
           Cost of sales         $    54,640  $    14,121  $    14,959  $    83,720
           Change in inventories
            and other                 (5,597)        (128)        (402)      (6,127)
           Gross copper and
            silver revenue           (32,231)           -            -      (32,231)
           -------------------------------------------------------------------------
           Total cash cost       $    16,812  $    13,993  $    14,557  $    45,362
           -------------------------------------------------------------------------
           Cash cost ($/ounce)   $       597  $       668  $       940  $       702
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Q3 2007
           (Expressed in thousands
            of US$, except per
            ounce amounts)            Kemess      Stawell  Fosterville     Combined
           -------------------------------------------------------------------------
           Gold production
            (ounces)                  70,055          n/a          n/a       70,055
           -------------------------------------------------------------------------
           Cost of sales         $    59,241          n/a          n/a  $    59,241
           Change in inventories
            and other                 (2,854)         n/a          n/a       (2,854)
           Gross copper and
            silver revenue           (72,694)         n/a          n/a      (72,694)
           -------------------------------------------------------------------------
           Total cash cost       $   (16,307)         n/a          n/a  $   (16,307)
           -------------------------------------------------------------------------
           Cash cost ($/ounce)   $      (233)         n/a          n/a  $      (233)
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Year-to-Date 2008
           (Expressed in thousands
            of US$, except per
            ounce amounts)            Kemess   Stawell(1)  Fosterville(1)  Combined
           -------------------------------------------------------------------------
           Gold production
            (ounces)                 123,848       55,271       34,142      213,261
           -------------------------------------------------------------------------
           Cost of sales         $   178,099  $    35,026  $    35,962   $  249,087
           Change in inventories
            and other                (12,913)        (567)       1,114      (12,366)
           Gross copper and
            silver revenue          (138,947)           -            -     (138,947)
           -------------------------------------------------------------------------
           Total cash cost       $    26,239  $    34,459  $    37,076   $   97,774
           -------------------------------------------------------------------------
           Cash cost ($/ounce)   $       212  $       624  $     1,086   $      458
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Financial and operational data include the results of Perseverance from February 19 to September 30, 2008.

           Year-to-Date 2007
           (Expressed in thousands
            of US$, except per
            ounce amounts)            Kemess      Stawell  Fosterville     Combined
           -------------------------------------------------------------------------
           Gold production
            (ounces)                 204,164          n/a          n/a      204,164
           -------------------------------------------------------------------------
           Cost of sales         $   166,611          n/a          n/a  $   166,611
           Change in inventories
            and other                 (4,528)         n/a          n/a       (4,528)
           Gross copper and
            silver revenue          (174,119)         n/a          n/a     (174,119)
           -------------------------------------------------------------------------
           Total cash cost       $   (12,036)         n/a          n/a  $   (12,036)
           -------------------------------------------------------------------------
           Cash cost ($/ounce)   $       (59)         n/a          n/a  $       (59)
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Selected Quarterly Financial Data

           (Thousands of US
            dollars, except
            per share, per                                  2008 Quarter Ended
            ounce and per                         ----------------------------------
            pound amounts)                             Sep 30     Jun 30     Mar 31
           -------------------------------------------------------------------------
           Revenue                                  $  99,267  $ 138,880  $  86,093

           Earnings (loss)
            for the period                            (29,438)     1,085     20,427
           Earnings (loss)
            per share
             Basic                                  $   (0.12) $    0.00  $    0.08
             Diluted                                $   (0.12) $    0.00  $    0.08

           Metal production
             Gold (ounces)                             64,588     83,561   88,386(1)
             Copper (thousands
              pounds)                                   9,195     13,940     14,380

           Metal Prices
             Gold (London
              Bullion Market -
              $ per ounce)                                870        896        927
             Copper (LME Cash -
             $ per pound)                                3.48       3.83       3.54
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           (Thousands of US
            dollars, except
            per share, per                    2007 Quarter Ended              2006
            ounce and per     ------------------------------------------------------
            pound amounts)       Dec 31     Sep 30     Jun 30     Mar 31     Dec 31
           -------------------------------------------------------------------------
           Revenue            $  95,599  $  86,756  $  80,878  $  74,313  $ 118,239

           Earnings (loss)
            for the period       33,309    (11,937)     8,647      9,406     19,790
           Earnings (loss)
            per share
             Basic            $    0.13  $   (0.05) $    0.03  $    0.04  $    0.09
             Diluted          $    0.13  $   (0.05) $    0.03  $    0.04  $    0.09

           Metal production
             Gold (ounces)       41,467     70,055     65,999     68,110     81,746
             Copper (thousands
              pounds)            16,766     18,822     14,839     17,702     21,254

           Metal Prices
             Gold (London
              Bullion Market -
              $ per ounce)          788        681        667        650        614
             Copper (LME Cash -
             $ per pound)          3.26       3.50       3.47       2.69       3.21
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           (1) Gold production at Fosterville for the quarter ended March 31, 2008 excludes the change in gold-in-circuit inventory previously recorded.
           >>

           This press release should be read in conjunction with the Corporation's third quarter MD&A report, which can be found on www.northgateminerals.com, in the "Investor Info" section, under "Financial Reports - Quarterly Reports".

           Notification of Q3 Financial Results

           November 4, 2008, 10:00 AM Toronto time

           You are invited to participate in the Northgate Minerals Corporation live conference call and webcast discussing our third quarter financial results on
Tuesday, November 4, 2008, at 10:00 a.m. Toronto time.

           Conference Call

           Please call 416-644-3415 or toll free in North America at 1-800-732-9303.
To ensure your participation, please call five minutes prior to the scheduled start of the call.

           Webcast

           The webcast package, including the webcast link and management presentation, will be available on the morning of November 4 and posted on
Northgate's website at www.northgateminerals.com under the Calendar of Events section. You may also access the webcast at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2432540.

           <<
           Replay

           A replay of the conference call will be made available beginning on
November 4 at 12:00 pm ET until November 18 at 11:59 pm ET.

           Replay Access No.  416-640-1917 or 1-877-289-8525

           Passcode:          212 852 74 followed by the number sign.

           Interim Consolidated Balance Sheets

                                                          September 30  December 31
           Thousands of US dollars                                2008         2007
           -------------------------------------------------------------------------
                                                            (Unaudited)
           Assets
           Current Assets
           Cash and cash equivalents                       $    71,700  $   266,045
           Trade and other receivables                           8,985       14,014
           Inventories (note 6)                                 31,393       35,234
           Prepaids                                              1,668        3,087
           Future income tax asset                               1,113        1,194
           -------------------------------------------------------------------------
                                                               114,859      319,574
           Other assets                                         25,741       80,181
           Long-term receivables                                     -       25,117
           Deferred transaction costs (note 7)                     775        1,799
           Future income tax asset                              15,941       16,507
           Mineral property, plant and equipment               342,067      121,337
           Investments (note 8)                                 47,183       70,074
           Goodwill                                             62,023            -
           -------------------------------------------------------------------------
                                                           $   608,589  $   634,589
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Liabilities and Shareholders' Equity
           Current Liabilities
           Accounts payable and accrued liabilities        $    49,950  $    32,551
           Taxes payable                                         1,503        3,310
           Short-term loan (note 9)                             43,620       44,835
           Current portion of capital lease obligations          5,389        2,267
           Future income tax liability                           1,629          872
           -------------------------------------------------------------------------
                                                               102,091       83,835
           Capital lease obligations                             7,845          282
           Other long-term liabilities (note 10)                13,829       12,089
           Provision for site closure and reclamation
            obligations (note 11)                               42,890       49,120
           Future income tax liability                           9,323        2,487
           -------------------------------------------------------------------------
                                                               175,978      147,813

           Shareholders' equity
           Common shares                                       311,814      309,455
           Contributed surplus                                   5,011        3,940
           Accumulated other comprehensive income              (53,332)      (3,282)
           Retained earnings                                   169,118      176,663
           -------------------------------------------------------------------------
                                                               432,611      486,776
           -------------------------------------------------------------------------
                                                           $   608,589  $   634,589
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Commitments and Contingencies (note 18)
           The accompanying notes form an integral part of these interim consolidated financial statements.

           Interim Consolidated Statements of Operations and Comprehensive Income

           Thousands of US dollars,    Three Months Ended         Nine Months Ended
           except share and per              Sep 30                    Sep 30
           share amounts, unaudited     2008         2007         2008         2007
           -------------------------------------------------------------------------
           Revenue               $    99,267  $    86,756  $   324,240  $   241,947
           -------------------------------------------------------------------------
           Cost of sales              83,720       59,241      249,087      166,611
           Administrative and
            general                    2,963        2,019        9,190        6,772
           Depreciation and
            depletion                 20,172        8,050       49,005       28,009
           Net interest income        (1,157)      (4,611)      (6,320)     (12,311)
           Exploration                10,247       10,773       27,765       22,208
           Currency translation gain     (40)      (2,796)      (6,947)      (7,960)
           Accretion of site closure
            and reclamation costs        665          964        1,619        1,869
           Writedown of mineral
            property                       -       32,347            -       32,347
           Writedown of auction
            rate securities (note 8)  16,912            -       16,912            -
           Other                        (106)       1,915      (10,682)       2,826
           -------------------------------------------------------------------------
                                     133,376      107,902      329,629      240,371
           -------------------------------------------------------------------------
           Earnings (loss) before
            income taxes             (34,109)     (21,146)      (5,389)       1,576
           Income tax recovery
            (expense)
             Current                   2,779       (1,040)      (5,658)      (6,258)
             Future                    1,892       10,249        3,121       10,798
           -------------------------------------------------------------------------
                                       4,671        9,209       (2,537)       4,540
           -------------------------------------------------------------------------
           Net earnings (loss)
            for the period       $   (29,438) $   (11,937) $    (7,926) $     6,116
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Other comprehensive income
             Reclassification of
              net realized gains on
              available for sale
              securities to net
              earnings                     -            -            -         (315)
             Unrealized gain (loss)
              on available for
              sale securities        (15,713)        (276)     (22,838)         190
             Reclassification of
              other than temporary
              loss on available for
              sale securities to
              net earnings            16,912            -       16,912            -
             Unrealized loss on
              translation of
              self-sustaining
              operations             (59,809)           -      (44,124)           -
             Reclassification of
              deferred losses on
              gold forward contracts
              to net earnings, net
              of tax                       -        4,900            -       14,048
           -------------------------------------------------------------------------
                                     (58,610)       4,624      (50,050)      13,923
           -------------------------------------------------------------------------
           Comprehensive income
            (loss)               $   (88,048) $    (7,313) $   (57,976) $    20,039
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Net earnings (loss)
            per share
             Basic               $     (0.12) $     (0.05) $     (0.03) $      0.02
             Diluted             $     (0.12) $     (0.05) $     (0.03) $      0.02
           Weighted average
            shares outstanding
             Basic               255,467,109  254,210,079  255,157,746  254,111,883
             Diluted             255,467,109  254,210,079  255,157,746  255,329,229
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           The accompanying notes form an integral part of these interim consolidated financial statements.

           Interim Consolidated Statement of Changes in Shareholders' Equity

                                                   Accumulated
           Thousands of                                  Other
           US dollars,                                  Compre-
           except common  Number of   Common  Contri-  hensive
           shares,           Common   Shares    buted   Income   Retained
           unaudited         Shares   Amount  Surplus    (loss)  Earnings     Total
           -------------------------------------------------------------------------
           Balance at
            December
            31, 2007    254,452,862 $309,455   $3,940   $(3,282) $176,663  $486,776
           Transitional
            adjustment
            on adoption
            of inventory
            standard
            (note 4)              -        -        -         -       381       381
           Shares issued
            under employee
            share purchase
            plan            199,789      327        -         -         -       327
           Shares issued
            on exercise
            of options      881,300    1,867     (494)        -         -     1,373
           Stock-based
            compensation          -      165    1,565         -         -     1,730
           Net earnings           -        -        -         -    (7,926)   (7,926)
           Other comprehensive
            income (loss)         -        -        -   (50,050)        -   (50,050)
           -------------------------------------------------------------------------
           Balance at
            September 30,
            2008        255,533,951 $311,814   $5,011  $(53,332) $169,118  $432,611
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

                                                   Accumulated
           Thousands of                                  Other
           US dollars,                                  Compre-
           except common  Number of   Common  Contri-  hensive
           shares,           Common   Shares    buted   Income   Retained
           unaudited         Shares   Amount  Surplus    (loss)  Earnings     Total
           -------------------------------------------------------------------------
           Balance at
            December
            31, 2006    253,700,033 $307,914   $2,596       $ -  $137,238  $447,748
           Transitional
            adjustment
            on adoption
            of financial
            instruments
            standard              -        -        -   (18,676)        -   (18,676)
           Shares issued
            under employee
            share purchase
            plan            121,226      253        -         -         -       253
           Shares issued
            on exercise
            of options      424,220      548     (160)        -         -       388
           Stock-based
            compensation          -      126    1,358         -         -     1,484
           Net earnings           -        -        -         -     6,116     6,116
           Other
            comprehensive
            income                -        -        -    13,923         -    13,923
           -------------------------------------------------------------------------
           Balance at
            September
            30, 2007    254,245,479 $308,841   $3,794   $(4,753) $143,354  $451,236
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           The accompanying notes form an integral part of these interim consolidated financial statements.

           Interim Consolidated Statements of Cash Flows

                                       Three Months Ended         Nine Months Ended
           Thousands of US dollars,          Sep 30                    Sep 30
           unaudited                    2008         2007         2008         2007
           -------------------------------------------------------------------------
           Operating activities:
             Net earnings (loss)
              for the period     $   (29,438) $   (11,937) $    (7,926) $     6,116
           Non-cash items:
             Depreciation and
              depletion               20,172        8,050       49,005       28,009
             Unrealized currency
              translation losses
              (gains)                    (42)       1,151       (4,311)       1,827
             Unrealized gain on
              derivatives                  -            -       (9,836)           -
             Accretion of site
              closure and
              reclamation costs          665          964        1,619        1,869
             Loss on disposal
              of assets                  156            -          112            -
             Amortization of
              hedging losses               -        7,438            -       21,325
             Amortization of
              deferred charges            54           81          161          229
             Stock-based
              compensation               417          313        1,730        1,484
             Accrual of employee
              severance costs            662            -          969            -
             Future income tax
              expense (recovery)      (1,892)     (10,249)      (3,121)     (10,798)
             Change in fair value
              of forward contracts   (22,984)      17,255       15,537       54,259
             Writedown of auction
              rate securities         16,912            -       16,912            -
             Writedown of mineral
              property                     -       32,347            -       32,347
             Gain on sale of
              investments                  -            -           (1)        (315)
           Changes in operating
            working capital and
            other (note 17)           15,956      (15,968)      (3,903)     (43,981)
           -------------------------------------------------------------------------
                                         638       29,445       56,947       92,371
           -------------------------------------------------------------------------
           Investing activities:
             Release of restricted
              cash                    14,340            -       67,496            -
             Increase in restricted
              cash                      (811)           -      (24,723)           -
             Purchase of mineral
              property, plant and
              equipment              (14,109)      (4,926)     (44,483)     (11,260)
             Transaction costs paid     (679)           -       (2,912)           -
             Acquisition of
              Perseverance, net of
              cash acquired                -            -     (196,590)           -
             Repayment of
              Perseverance hedge
              portfolio                    -            -      (45,550)           -
             Proceeds from sale
              of equipment                13            -        3,234            -
             Purchase of short-term
              investments                  -      (72,600)           -      (72,600)
             Purchase of investments       -            -            -         (322)
             Proceeds from sale of
              investments                  -            -            1            -
           -------------------------------------------------------------------------
                                      (1,246)     (77,526)    (243,527)     (84,182)
           -------------------------------------------------------------------------
           Financing activities:
             Repayment of capital
              lease obligations       (1,508)        (567)      (4,916)      (1,838)
             Financing from credit
              facility                   389            -        8,745            -
             Repayment of credit
              facility                  (797)           -       (9,961)           -
             Repayment of other
              long-term liabilities        -            -         (746)           -
             Issuance of common
              shares                     173           78        1,700          641
           -------------------------------------------------------------------------
                                      (1,743)        (489)      (5,178)      (1,197)

           Effect of exchange rate
            changes on cash and
            cash equivalents          (2,825)           -       (2,587)           -
           -------------------------------------------------------------------------
           Increase (decrease) in
            cash and cash equivalents (5,176)     (48,570)    (194,345)       6,992
           Cash and cash equivalents,
            beginning of period       76,876      317,761      266,045      262,199
           -------------------------------------------------------------------------
           Cash and cash equivalents,
            end of period        $    71,700  $   269,191  $    71,700  $   269,191
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Supplementary information
           Cash paid during the
            period for:
             Interest            $       813  $        71  $     2,743  $       216
             Income taxes                682            -        5,397            -
           Purchase of mineral
            property, plant and
            equipment by assumption
            of capital lease
            obligations                7,033            -       14,590            -
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           The accompanying notes form an integral part of these interim consolidated financial statements.
           >>

           To view the notes in PDF format, please click on the following link:
www.northgateminerals.com/Theme/Northgate/files/Releases/Q308_Notes.pdf

           Northgate Minerals Corporation is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in
Canada and Australia. The company is forecasting approximately 365,000 ounces of unhedged gold production in 2008 and is targeting growth through further acquisitions in stable mining jurisdictions around the world. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the New York
Alternext US (formerly American Stock Exchange) under the symbol NXG.

           FORWARD-LOOKING STATEMENTS:

           This interim report contains certain "forward-looking statements" and
"forward-looking information" under applicable Canadian and US securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend,"
"estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein, including any information as to the future activities of and developments related to the business activities of Northgate and its subsidiaries, the market position, and future financial or operating performance of Northgate, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, success of exploration activities and permitting time lines; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in any of the countries in which the
Corporation does or may carry out business in the future; risks of sovereign investment; the speculative nature of gold exploration, development and mining, including the risks of obtaining necessary licenses and permits;
dilution; competition; loss of key employees; additional funding requirements;
and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information
Form for the year ended December 31, 2007 or under the heading "Risks and
Uncertainties" in Northgate's 2007 Annual Report, both of which are available on SEDAR at www.sedar.com, and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.

           %CIK: 0000072931

           /For further information: Ms. Keren R. Yun, Director, Investor Relations,
Tel: (416) 216-2781, Email: ngx(at)northgateminerals.com, Website:
www.northgateminerals.com/
           (NGX. NXG)

CO:  Northgate Minerals Corporation

CNW 06:00e 04-NOV-08